

July 30, 2013

Via E-mail
Mr. Patrick F. Williams
Chief Financial Officer
ZELTIQ Aesthetics, Inc.
4698 Willow Road, Suite 100
Pleasanton, CA 94588

> **Re:** **ZELTIQ Aesthetics, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed April 26, 2013**
> **File No. 001-35318**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Exhibit 31.1 and 31.2

1. We note here and within your March 31, 2013 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend the filing to include revised certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

<u>Form 10-Q for the Quarter Ended March 31, 2013</u>

<u>Note 2. Summary of Significant Accounting Policies, page 7</u>

2.   We note from pages 21 and 29 that you have started offering co-op advertising programs. Please explain to us how you are accounting for these programs as well as the classifying the related expenditures within your condensed consolidated statements of operations. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in 605-50 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief